

November 12, 2020

Gerry McClinton
Chief Financial Officer, Chief Operating Officer and Director
Capstone Companies, Inc.
431 Fairway Drive
Suite 200
Deerfield Beach Florida 33441

      Re: Capstone Companies, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          File No. 000-28831

Dear Mr. McClinton:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing